UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

JinkoSolar’s Subsidiary, Jinko Solar Co., Ltd., Announces Changes to Its Senior Management

JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) today announced that its majority-owned principal operating subsidiary, Jinko Solar Co., Ltd. (“Jiangxi Jinko”), made changes to its senior management. Mr. Kangping Chen has resigned as the Chief Executive Officer of Jiangxi Jinko. Mr. Chen will continue to serve as a director of Jiangxi Jinko and a member of the strategy and sustainability committee under the board of directors of Jiangxi Jinko. In addition, Mr. Kangping Chen has been appointed as the deputy chairman of the board of directors of Jiangxi Jinko, effective upon the shareholder approval at the extraordinary shareholder meeting of Jiangxi Jinko.

The board of directors of Jiangxi Jinko has appointed Mr. Haiyun (Charlie) Cao as the Chief Executive Officer of Jiangxi Jinko, effective on March 16, 2026. Mr. Cao will no longer serve as the deputy General Manager and the Person in charge of Finance of Jiangxi Jinko. In addition, Mr. Rui Jiang has been appointed as the deputy General Manager of Jiangxi Jinko and Mr. Chen Chang has been appointed as the Person in charge of Finance of Jiangxi Jinko, effective on March 16, 2026.

Mr. Kangping Chen is a founder of the Company and Jiangxi Jinko. He is also a director of Jiangxi Jinko and a director of Jinko Power Technology Co., Ltd. (601778.SH). He was a director of the Company from 2007 to December 2022, the chief executive officer of the Company from December 2008 to December 2020 and the chief executive officer of Jiangxi Jinko from December 2020 to March 2026. Mr. Chen is the brother-in-law of Mr. Xiande Li, the chairman of board of directors and the chief executive officer of the Company.

Mr. Haiyun (Charlie) Cao is a director of the Company. He was the chairman of the supervisory board of Jinko Power Technology Co., Ltd. (601778.SH) from June 2017 to September 24, 2025. He was the chief financial officer of the Company from September 2014 to May 2021 and the financial controller of the Company from February 2012 to September 2014. He was also the deputy General Manager of Jiangxi Jinko from May 2021 to March 2026 and the chief financial officer of Jiangxi Jinko from December 2023 to March 2026. Prior to joining the Company and Jiangxi Jinko, Mr. Cao served as a senior audit manager at PricewaterhouseCoopers from 2002 to 2012. Mr. Cao holds professional accounting qualifications, including AICPA and CICPA. He has a master’s degree in management science and engineering from Shanghai University of Finance and Economics in 2002 and a bachelor’s degree in accounting from Jiangxi University in 1999.

Mr. Rui Jiang is qualified as a Board Secretary of the Shanghai Stock Exchange and has been the Board Secretary of Jiangxi Jinko since January 2021. From July 2008 to August 2011, he was a senior deputy manager in the general manager’s office of Hongyuan Securities Co., Ltd. From August 2011 to December 2016, he was a senior manager and director at Citic Securities Co., Ltd. and its subsidiaries. From December 2016 to December 2018, he was the general manager of the strategic client headquarters at Tianfeng Securities Co., Ltd. From December 2018 to December 2020, he was a director, deputy general manager, and board secretary at Huaxi Biotechnology Co., Ltd. He was a member of the sixth review committee of the Shanghai Stock Exchange and is currently an executive director of the China Listed Companies Association, a member of the Board Secretary Professional Committee, and a member of the Sustainable Development (ESG) Professional Committee. He has received the “5A Evaluation of Board Secretaries: from China Association for Public Companies and has been recognized multiple times as a “New Fortune Golden Board Secretary,” “Golden Bull Board Secretary Award,” and “Outstanding Board Secretary Award” for several times.

Mr. Chen Chang was the deputy general manager of financial budget and business analysis department from March 2016 and March 2026 and the financial reporting manager of Jiangxi Jinko from March 2013 to February 2015. Prior to joining Jiangxi Jinko, Mr. Chang served as an auditor at PricewaterhouseCoopers from October 2010 and March 2013. Mr. Chang holds the professional accounting qualification in China.

JinkoSolar currently owns approximately 54.17% equity interest in Jiangxi Jinko. JinkoSolar’s board of directors and officers remain unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.

By:	/s/ Mengmeng (Pan) Li
Name:	Mengmeng (Pan) Li
Title:	Chief Financial Officer

Date: March 16, 2026